Exhibit 11.11

Mr Prem Parameswaran

3 Sycamore Court

Purchase

NY 10577

USA

February 2025

Dear Prem

Your appointment as a Non-Executive Director of REDCLOUD HOLDINGS PLC

I am writing to record the terms on which you have been appointed, upon the recommendation of the Board, and you have consented to act, as a non-executive director of REDCLOUD HOLDINGS PLC (the “Company”).

By accepting this appointment, you agree that this letter is a contract for services and is not a contract of employment and you confirm that you are not subject to any restrictions which prevent you from holding office as a director.

Definitions

“Act” means the Companies Act 2006;

“AGM” means an annual general meeting of the Company;

“Articles” means the articles of association of the Company, as amended from time to time;

“Associated Company” means a group undertaking (as defined in sections 1162 and 1161 of the Act) of the Company;

“Board” means the board of directors of the Company from time to time and includes any committee of the board of directors duly appointed by it;

“Disclosure Guidance and Transparency Rules” means the Disclosure Guidance and Transparency Rules published by the Financial Conduct Authority, as revised from time to time;

“FCA” means the Financial Conduct Authority, acting in its capacity as competent authority for the purposes of Part VI of FSMA;

“FSMA” means the Financial Services and Markets Act 2000;

“Group” means the Company and any “group undertaking” (as defined in section 1161 of the Act) of the Company and any other company over which the Company or any such group undertaking of the Company has control within the meaning of section 1124 of the Corporation Tax Act 2010);

RedCloud Holdings Plc | 50 Liverpool Street | London | EC2M 7PY | Co Registration 15647424

“MAR” means the Market Abuse Regulation (EU) 2014/596 as it applies in England and Wales from time to time including as retained, assimilated, amended, re-enacted or otherwise given effect on or after 31 December 2020; and

“UK Corporate Governance Code” means the UK Corporate Governance Code, published by the Financial Reporting Council as revised from time to time.

Reference in this letter to any statute or statutory provision includes a reference to:

(a)	that statute or statutory provision as from time to time consolidated, modified, re-enacted (with or without modification) or replaced by any statute or statutory provision; and

(b)	any subordinate legislation made under that statute or statutory provision.

1.	Commencement Date

Your appointment as a non-executive director of the Company will take effect from the admission of the Company’s ordinary share capital to the NASDAQ Capital Market, (the “Commencement Date”).

2.	Term of office

2.1	Subject to paragraphs 2.2, 2.3 and 2.4, your tenure of office is for an initial period of 12 months from the Commencement Date (the “Initial Period”) and thereafter shall continue until terminated by either you or the Company giving to the other one month’s prior written notice, such notice from you to be sent to the company secretary.

2.2	Your appointment is subject to the Articles. Nothing in this letter shall be taken to exclude or vary the terms of the Articles as they apply to you as a director.

2.3	Your continued appointment is also subject to election by the Company’s shareholders at the next AGM after this letter and thereafter to re-election at any subsequent AGM at which the Articles require, or the Board resolves, that you stand for re-election. The Board has resolved to apply provision 18 of the UK Corporate Governance Code, whereby all directors will be subject to annual re-election at the AGM, and expects to do so in subsequent years.

2.4	Notwithstanding the provisions of paragraphs 2.1 and 2.2, your appointment will automatically terminate immediately and without notice in the event that:

(a)	you are disqualified in law from acting as a director for any reason either under the Act, the Company Directors Disqualification Act 1986 or under the provisions of the Articles or otherwise;

(b)	you are not re-elected as a director when you submit yourself to re-election;

RedCloud Holdings Plc | 50 Liverpool Street | London | EC2M 7PY | Co Registration 15647424

(c)	you petition for a bankruptcy order or have a bankruptcy order made against you or take the benefit of any legislation for the relief of insolvent debtors or make any composition with creditors;

(d)	you vacate your office under article 19.3 of the Articles;

(e)	you are removed from office as a director by any resolution duly proposed and resolved by the members of the Company;

(f)	you are in material breach of any of the terms set out in this letter which, in the case of a breach capable of remedy, is not remedied by you within 14 days of receipt by you of a notice from the Company specifying the breach and requiring its remedy;

(g)	notwithstanding the provisions of paragraph 2.4(f), you are guilty of gross misconduct and or any serious or persistent negligence or misconduct in respect of your obligations set out in this letter;

(h)	you are guilty of any fraud or dishonesty or have acted in a manner which, in the opinion of the Company acting reasonably, brings or is likely to bring you or the Company into disrepute or is materially adverse to the interests of the Company;

(i)	you are convicted of any arrestable offence other than an offence under road traffic legislation in the UK or elsewhere for which a fine or non-custodial penalty is imposed; or

(j)	when a takeover offer for the Company’s share capital becomes unconditional in all respects or (in the case of a takeover effected by means of a scheme of arrangement under the Companies Act 2006) when the scheme of arrangement becomes effective (and you would be required to resign as a director at that point, if asked to do so by the Board).

2.5	On termination of your appointment as a non-executive director, you shall not be entitled to any compensation for loss of office.

2.6	On termination of your appointment as a non-executive director for whatever reason, you shall immediately resign without any claim for compensation or damages from any office or appointment held by you in the Company and or in any other company in the Group.

2.7	If there are matters which arise which cause you concern about your role you should discuss them with the chairman and or the senior independent director. If you have any concerns which cannot be resolved, and you choose to resign for that, or any other, reason, you should provide an appropriate written statement to the chairman or the senior independent director for circulation to the Board.

3.	Time commitment

3.1	You will be expected to devote such time as is necessary for the proper performance of your duties and, overall, we anticipate that you will spend at least 2 days a month on work for the Company after the induction phase referred to in paragraph 9. You should obtain the agreement of the chairman and or the senior independent director before accepting additional commitments that might affect the time you are able to devote to your role as non-executive director of the Company.

RedCloud Holdings Plc | 50 Liverpool Street | London | EC2M 7PY | Co Registration 15647424

3.2	You are required to attend at each meeting of the Board and of any committees to which you are appointed and at general meetings of the Company, in particular its AGMs, unless you are unable to attend by reason of illness, accident or injury or your absence has otherwise been excused. Board meetings will be held at 50 Liverpool Street, London EC2M 7PY, United Kingdom or such other address as determined by the Board from time to time. Your attendance is also required at meetings of non-executive directors, meetings with shareholders (where appropriate), meetings as part of the Board evaluation process referred to in paragraph 10 and any training arranged pursuant to paragraph 11.

3.3	You are required to undertake the necessary preparatory work in advance of attendance at all meetings which you are required to attend (and insist on receiving high-quality information sufficiently in advance of board meetings) and are also required to undertake any form of work which arises out of such meetings and which is assigned to you.

3.4	The nature of your role makes it impossible to be specific about the maximum time commitment, and there is always the possibility of additional time commitment in respect of preparation time and ad hoc matters which may arise from time to time, particularly when the Company is undergoing a period of increased activity. At certain times it may be necessary to convene additional Board, committee or shareholder meetings.

3.5	The average time commitment stated in paragraph 3.1 will increase should you become a committee member or chair, or if you are given additional responsibilities, such as being appointed senior independent director, or non-executive director on the boards of any of the Company’s subsidiaries as referred to in paragraph 4.1.

3.6	By accepting this appointment you confirm you are able to, and will, allocate sufficient time to meet the expectations of your role.

4.	Duties

4.1	As an independent director, we will expect you to bring an objectivity and independence of view to our discussions and to help the Board to provide the Company with effective leadership, as well as ensuring the continuing effectiveness of the management team and high standards of financial probity and corporate governance. You will also be expected to serve on one or more of the Board committees as the Board may require from time to time. You will be provided with the relevant terms of reference on your appointment to such a committee. You may also be asked to serve as a non-executive director on the board of any of the Company’s subsidiaries, or as senior independent director, or in other offices in Company-related matters (for example, as a trustee of the pension scheme). Any such appointment will be covered in a separate communication setting out your specific responsibilities, the expected increase in time commitment and any additional fees that may be involved.

RedCloud Holdings Plc | 50 Liverpool Street | London | EC2M 7PY | Co Registration 15647424

4.2	Non-executive directors have the same general legal responsibilities to the Company as any other director. The Board’s collective role is to promote the long-term sustainable success of the Company, generating value for shareholders and contributing to wider society. The Board:

(a)	provides effective and entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

(b)	sets the Company’s strategic aims, ensures that the necessary resources are in place for the Company to meet its objectives, and reviews performance against those objectives;

(c)	sets the Company’s purpose, values and standards and ensures that these and its culture are aligned;

(d)	should act with integrity, lead by example and promote the desired culture;

(e)	ensures effective engagement with, and encourages active participation from, shareholders and stakeholders; and

(f)	ensures workforce policies and practices are consistent with the Company’s values and standards and support its long-term sustainable success.

All directors must take decisions objectively in the interests of the Company.

4.3	As a non-executive director you will be expected to exercise and fulfil the general fiduciary duties expected of every director, including the statutory general duties set out in sections 171 to 177 (inclusive) of the Act. You will also be expected to exercise the level of care, skill and diligence expected of every director (which level may be increased under section 174 of the Act by reference to your actual general knowledge, skill and experience. In your particular role, you will also be required to carry out the specific duties relating to:

(a)	the strategy of the Company (in particular, constructively challenging and helping to develop proposals on strategy);

(b)	the Company’s performance (in particular, scrutinising the performance of management in meeting agreed goals and objectives and monitoring the reporting of performance);

(c)	the present and future availability of, and use of resources by, the Company;

(d)	assessing and monitoring culture in the Company;

(e)	risk management, by satisfying yourself on the integrity of financial information and that financial controls and systems of risk management are robust and defensible;

(f)	standards of conduct and compliance in the Board and the Company generally (in particular, upholding high standards of integrity and probity and supporting the chairman and other directors in instilling the appropriate culture, values and behaviours in the boardroom and beyond); and

RedCloud Holdings Plc | 50 Liverpool Street | London | EC2M 7PY | Co Registration 15647424

(g)	the appointment, and, where appropriate, removal, of executive directors including determining appropriate levels of executive remuneration and succession planning.

4.4	You will be required to accept responsibility publicly and, where necessary, in writing:

(a)	when required to do so by the Act or by FSMA;

(b)	when required to do so by the rules and or practice of either the London Stock Exchange or the FCA (including the FCA’s UK Listing Rules, Prospectus Regulation Rules and Disclosure Guidance and Transparency Rules), to the extent any such rules are applicable to the Company;

(c)	when required to do so by the terms of the City Code on Takeovers and Mergers or a decision of the Panel on Takeovers and Mergers;

(d)	in the terms set out in the Statement of Adherence to Directors’ Responsibilities which will be printed in the Company’s annual report and accounts; and

(e)	as required by applicable law and or stock exchange listing requirements.

4.5	You shall exercise the powers and functions and perform such other duties as may reasonably be assigned to you from time to time by or under the authority of the Board in such manner as shall be reasonably specified by or under the authority of the Board.

4.6	You shall well and faithfully serve the Company and any Associated Company if directed to do so by the Board and shall use your best endeavours to promote and protect the interests of the Company and any Associated Company.

4.7	You will be required to exercise your powers as a director in accordance with the Articles and its policies and procedures.

4.8	You shall exercise your powers in your role as a non-executive director having regard to relevant obligations under prevailing law and regulation, including the Act, MAR, and the FCA’s UK Listing Rules, Prospectus Regulation Rules, and Disclosure Guidance and Transparency Rules.

4.9	You shall, when requested to do so, fully and promptly give the Board such explanations, information and assistance as it may reasonably require relating to the transactions and affairs of the Company and any Associated Company of which you have knowledge or of which you ought to have knowledge.

4.10	You will immediately report to the chairman and or the senior independent director your own wrongdoing or the wrongdoing or proposed wrongdoing of any employee or director of which you become aware.

RedCloud Holdings Plc | 50 Liverpool Street | London | EC2M 7PY | Co Registration 15647424

4.11	You shall comply with the Company’s anti-corruption and bribery policy and procedures and or the Bribery Act 2010 as amended from time to time.

4.12	Your attention is drawn to the requirements under both law and regulation as to the disclosure of inside information, in particular to MAR, the Disclosure Guidance and Transparency Rules and section 52 of the Criminal Justice Act 1993 on insider dealing. You should avoid making any statements that might risk a breach of these requirements. If in doubt, please contact the chairman or company secretary.

4.13	During your period of appointment you are required to comply with the Company’s share dealing code in relation to dealing in the Company’s shares, and any such other code as the Company may adopt from time to time which sets out the terms for dealings by directors in the Company’s publicly traded securities. A copy of the current share dealing code adopted by the Company will be provided to you separately.

5.	Extraordinary Board Services

5.1	Given your experience with the US capital markets, you have agreed as part of your appointment to provide services to the Company in addition to those set out on clause 4 above. These services shall include, but are not limited to, assisting the Board and management with its investment banking relationships in the USA post IPO; advising the company on its relationships with the SEC and more particularly, with Nasdaq, and advising the Board and management on the US capital markets generally and answering any questions they may have based on your experience (“Extraordinary Board Services”).

6.	Fees and expenses

6.1	While you perform your duties as non-executive director, the Company will pay you an annual director’s fee of $55,000, which shall be subject to tax and national insurance contributions and any other deductions required by law, with an additional annual payment for service on board committees as follows: $10,000 for membership of the Audit Committee, $7,500 for membership of the Compensation Committee and $5,000 for membership of the Nominating and Corporate Governance Committee. In addition, The Company will grant you options to acquire $95,000 worth of ordinary shares, all of which will vest immediately at an exercise price equal to the initial public offering price, subject to your continued service through such date. The number of options granted will be determined by the Black-Scholes-Merton option pricing model at the date of grant.

6.2	The fee shall be payable in monthly instalments in arrears. This will be reviewed occasionally by the Board.

6.3	The fee the Company shall pay to you for the Extraordinary Board Services you shall be providing to the Company both prior to and post IPO shall be as follows:

(a)	20,000 ordinary shares of the Company to be issued at the IPO price on or shortly after the IPO; and

RedCloud Holdings Plc | 50 Liverpool Street | London | EC2M 7PY | Co Registration 15647424

(b)	80,000 ordinary shares of the Company, to be issued at the IPO price on the 6-month anniversary of the IPO.

6.4	The terms of this letter do not cover collateral arrangements (if any) under which you undertake any special task for, or consultancy role with, the Company. These are matters which will be dealt with, should they arise, in special correspondence, and will be separately remunerated.

6.5	You will be entitled to be reimbursed reasonable hotel and travelling expenses properly incurred by you for attendance at Board meetings and at other meetings which the Company requires you to attend. Reimbursement will only be made upon production of valid receipts acceptable to the Company. You should not incur any other expense for which you expect to be reimbursed without obtaining the prior written approval of the finance director before such expense is incurred.

6.6	You are not entitled to participate in any Company share, bonus or pension schemes or other benefit in kind arrangements.

6.7	Occasions may arise when you consider that you need professional advice from independent advisers in the furtherance of your duties as a director. Circumstances may occur when it would be appropriate for you to seek such advice at the Company’s expense. In this regard, the Company will adhere to all stock exchange rules pertaining to the payment of outside advisor fees.

7.	Access to information

As a non-executive director of the Company:

(a)	you will be given full access to all information in or about the Company and its affairs which is available to the other directors of the Company;

(b)	agendas for Board meetings and all relevant papers which require study before Board meetings will be provided to you at least 10 business days in advance of such meetings (and likewise for the proceedings of committees of which you are a member); and

(c)	you will be given prompt access to the chairman of the Company, on a personal basis, whenever you request the same.

8.	Confidentiality

8.1	You acknowledge that in the ordinary course of your appointment pursuant to this letter you will be exposed to information about Board affairs, about the technology and business of the Company and of its suppliers and customers which amounts to a trade secret, is confidential or is commercially sensitive and which may not be readily available to others engaged in a similar business to that of the Company or to the general public.

8.2	You shall keep secret and shall not at any time either during this agreement, or after its termination, for whatever reason, use, communicate or reveal to any person for your own or for another’s benefit, any secret or confidential information concerning the technology, business, finances or organisation of the Company or any Associated Company, their suppliers or customers which shall have come to your knowledge during the course of this agreement. You shall also use your best endeavours to prevent the publication or disclosure of any such information.

RedCloud Holdings Plc | 50 Liverpool Street | London | EC2M 7PY | Co Registration 15647424

8.3	For the purposes of this section 7 and by way of illustration and not limitation, information will prima facie be secret and confidential if it is not in the public domain and relates to Board affairs, research and developments, customers and details of their particular requirements, costings, profit margins, discounts, rebates and other financial information, marketing strategies and tactics, or current activities and current and future plans.

8.4	The restrictions contained in this section 7 shall not apply to:

(a)	any disclosure authorised by the Company or required in the ordinary and proper course of the implementation of this agreement or as required by the order of a court of competent jurisdiction or an appropriate regulatory authority; or

(b)	any information which you can demonstrate was known to you prior to the commencement of this agreement or is in the public domain otherwise than as a result of a breach by you of this section 7.

8.5	You shall, if requested by the Company, irretrievably delete any information relating to the business of the Company or any Associated Company stored in any magnetic or optical disc or memory and all matter derived from them which is in your possession, custody, care or control outside the premises of the Company and in each case shall produce such evidence of deletion as the Company may require.

8.6	On termination of the appointment, you shall immediately hand over to the Company all documents, books, materials, records, correspondence, papers and information (on whatever media and wherever located) relating to the business of the Company or any Associated Company, any magnetic discs on which information relating to the business is stored and any keys, credit cards and other property of the Company or any Associated Company which may be in your possession, custody, care or control and you shall provide a signed statement that you have complied fully with the terms of this paragraph 7.6.

8.7	Notwithstanding anything in this agreement to the contrary, nothing contained in this Agreement shall prohibit you (or either your attorney(s)) from:

(a)	filing a charge with, reporting possible violations of federal law or regulation to, participating in any investigation by, or cooperating with the US Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the US Commodity Futures Trading Commission, the US Department of Justice or any other securities regulatory agency, self-regulatory authority or federal, state or local regulatory authority (collectively, “Government Agencies”), or making other disclosures that are protected under the whistleblower provisions of applicable law or regulation;

RedCloud Holdings Plc | 50 Liverpool Street | London | EC2M 7PY | Co Registration 15647424

(b)	communicating directly with, cooperating with, or providing information (including trade secrets) in confidence to any Government Agencies for the purpose of reporting or investigating a suspected violation of law, or from providing such information to such party’s attorney(s) or in a sealed complaint or other document filed in a lawsuit or other governmental proceeding, and or

(c)	receiving an award for information provided to any Government Agency.

8.8	Pursuant to 18 USC Section 1833(b):

(a)	you will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made:

(i)	in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or

(ii)	in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal, and

(b)	you acknowledge that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. All disclosures permitted under this Section 7.8 are herein referred to as “Permitted Disclosures.”

(c)	Further, nothing in this agreement is intended to or shall preclude either party from providing truthful testimony in response to a valid subpoena, court order, regulatory request or other judicial, administrative or legal process or otherwise as required by law.

9.	Outside interests

9.1	You should, within 28 days of signature of this letter, write to the company secretary of the Company to disclose your other business interests, including roles and interests in other companies. You should set out in full all of:

(a)	those interests of both you and your immediate family of which you and the Company will need to be aware in order to avoid any unintentional conflict of interests and in order to comply with the requirements set out in the Act and (to the extent applicable) the Disclosure Guidance and Transparency Rules published by the FCA; and

(b)	any other potential conflicts of interests of you or your immediate family.

If you have any questions regarding this disclosure you should speak to the company secretary.

RedCloud Holdings Plc | 50 Liverpool Street | London | EC2M 7PY | Co Registration 15647424

9.2	During the term of your appointment you shall not introduce to any other person, firm or company other than any Associated Company, or transact for the account of yourself or any other person, firm or company other than any Associated Company, business of any kind with which the Company is able to deal.

9.3	The Board considers you to be independent on the basis of provision 10 of the UK Corporate Governance Code and an “Independent Director” for purposes of NASDAQ 5605(a)(2).

10.	Induction

Immediately after your appointment commences, the Company will provide a comprehensive, formal and tailored induction.

11.	Review process

The performance of individual directors and the whole Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role, you should discuss them with the chairman and or the senior independent director as soon as is appropriate.

12.	Training

In your role as non-executive director, you will be required to devote time to developing and refreshing your knowledge and skills. On an ongoing basis, and further to the annual evaluation process, we will make arrangements for you to develop and refresh your skills and knowledge in areas which we mutually identify as being likely to be required, or of benefit to you, in carrying out your duties effectively. You should endeavour to make yourself available for any relevant training sessions which may be organised for the Board.

13.	General

13.1	You will be entitled to the indemnification afforded to directors by the Articles, subject to the provisions of the Act. The Company has directors’ and officers’ liability insurance, and it is currently intended to maintain such cover for at least the initial period of your appointment as referred to in section 2 above. The current indemnity limit is US$20,000,000.

13.2	This agreement sets out the entire agreement and understanding between you and the Company in connection with your appointment as a non-executive director, save for any terms implied by law.

13.3	The Company will process personal data, sensitive personal data (also known as ‘special categories of personal data’) and criminal records data relating to you in accordance with its Data protection policy and its Data protection privacy notice.

RedCloud Holdings Plc | 50 Liverpool Street | London | EC2M 7PY | Co Registration 15647424

14.	Relationship between the parties

14.1	You must not assume, create or incur any liability or obligation on behalf of the Company save as specifically authorised in writing by the Company or as provided for in this letter.

14.2	You shall not fulfil any management function at the Company other than that allotted to you, nor shall you have authority to give the Company’s employees any instruction.

14.3	You shall not, at any time after the termination of your appointment, either personally or by an agent, directly or indirectly represent yourself as being in any way connected with or interested in the business of the Company (except in your capacity as a shareholder).

14.4	Employees’ national insurance and social security contributions will be deducted at source by the Company in accordance with paragraph 5.1. To the extent that you enter into any separate arrangement or agreement with the Company under paragraph 5.3 or otherwise and which constitutes a contract for the provision of services and not a contract of employment you will be fully responsible for and will indemnify the Company for and in respect of any tax (excluding VAT) any employee’s national insurance and social security contributions and any other liability, deduction, contribution, assessment or claim arising from or made in connection with the performance by the Company of its obligations contained in such an arrangement or agreement. You will further indemnify the Company against all reasonable costs and expenses and any penalty, fine or interest incurred or payable by the Company in connection with or in consequence of any such liability, deduction, contribution, assessment or claim. The Company may at its option satisfy such indemnity (in whole or in part) by way of deduction from the fees or expenses to be paid by the Company to you under the terms set out in this agreement.

15.	Law and jurisdiction

The terms set out in this letter shall be governed by English law and you and the Company submit to the non-exclusive jurisdiction of the English courts.

Please indicate your acceptance of these terms by signing the enclosed copy of this letter and returning it to me.

I look forward to seeing you at our next Board meeting.

Yours sincerely

Justin BH Floyd

CEO

For and On Behalf of REDCLOUD HOLDINGS PLC

I acknowledge, accept and agree to the terms and conditions set out above relating to my appointment as a non-executive director of the Company.

Signed:		Dated:
Prem Parameswaran

RedCloud Holdings Plc | 50 Liverpool Street | London | EC2M 7PY | Co Registration 15647424